File No. 82-4331

UNITED REEF LIMITED

15
Tor
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

August 12, 2005
Toronto, Ontario

PRESS RELEASE

UNITED REEF CLOSES PRIVATE PLACEMENT OF $1,613,675

United Reef Limited (URP – TSXV, URPL – CNQ) is pleased to announce that it has completed a previously announced brokered private placement of 10,757,833 Units at a price of $0.15 per Unit with individual and institutional investors for total proceeds of $1,613,675 (the "Offering"). Each Unit consists of one common share plus one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of United Reef at a price of $0.20 for a period of two years from August 11, 2005.

RAB Energy Fund Ltd. ("RAB") subscribed for 6,666,666 Units pursuant to the offering. Immediately following completion of the Offering, RAB will own, including warrants, 9,999,999 shares of United Reef representing approximately 12.6% of the issued and outstanding shares of United Reef on a fully diluted basis. Paul MacKay, Vice President, Oil & Gas of United Reef subscribed for 100,000 Units of the Offering.

In consideration for the services as agent in selling the brokered private placement, United Reef paid a commission in the amount of 8% of the gross proceeds from the sale of the Units to Credifinance Securities Limited (the "Agent"). In addition, the Agent received compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant will entitle the holder to purchase one Unit of United Reef at a price of Cdn $0.15 for a period of two years from August 11, 2005.

The net proceeds of the private placement will be used towards financing the costs of a proposed new 2D-seismic program on an oil & gas exploration project in the Central African Republic ("CAR") and for general corporate purposes. The securities issued pursuant to the Offering are subject to a four month trade restriction in accordance with applicable securities law and the policies of the TSX Venture Exchange.

Upon completion of the Offering United Reef has a total of 63,660,286 common shares issued and outstanding.

United Reef has the right to earn a 25% interest in a 55,504 km^2 oil & gas exploration permit (the "RSM Permit") and related operating agreement in the CAR from RSM Production Corporation ("RSM"). RSM is a private Denver-based oil & gas exploration and production company. Planning has already begun for the new 2,000 km 2D-seismic program with an expected commencement in October of this year.

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United Reef continues to be very encouraged by the results of our independent technical due diligence of the existing technical database for the RSM Permit as reported in a National Instrument 51-101 compliant report (see press release dated January 31, 2005). United Reef has identified 15 defined drillable prospects and numerous leads within the permit based on a review of approximately 4,000 kms of existing 2D-seismic data and logs for the sole well on the permit area. The prospects range in size from 200 to 6,500 hectares with reservoir thicknesses ranging from 60 metres to greater than 300 metres.

The RSM Permit covers extensive portions of the Salamat and Doseo Basins in northern CAR. These basins are part of the West and Central African Rift System (WCARS), which extends across the African continent from Nigeria to Kenya. Several producing projects in nearby WCARS basins have already been developed. The nearest production, an Exxon-led Doba Basin project in southern Chad, approximately 300 kilometres west of the RSM Permit, began in mid-2003. Production from this project is estimated at over 1 billion barrels of crude oil over its 25-30 year life. In Sudan, the Greater Nile Petroleum Operating Company Limited project in the Muglad Basin (approximately 600 kms east of the RSM Permit) is also reported to have oil reserves of +1 billion barrels. Both the Doba and Muglad Basin projects currently produce at a rate in excess of 200,000 barrels per day.

For further information please visit our website at www.unitedreef.com or contact Michael Coulter, President, at 416-368-3332 or email: info@unitedreef.com.

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